Division of Corporation Finance	Via Edgar

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

August 30, 2024

Re:	PFG Fund V, LLC
Offering Statement on Form 1-A
Filed December 27, 2023
File No. 024-11412

Dear Sir or Madam:

This letter is submitted on behalf of PFG Fund V, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated August 27, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-11412) submitted for review pursuant to Regulation A under the Securities Act of 1933, as filed, to the Commission on December 27, 2023. The responses provided are based upon information provided to Geraci Law Firm by the Company. Each line item below corresponds to the comment number in your letter followed by our response:

Amended Offering Statement on Form 1-A

i.	COVER PAGE.

1.       Comment: We note your revisions on page 7 in response to prior comment 3 regarding your manager being entitled to 100% of your distributable cash. As previously stated, please also add disclosure of these risks on the cover page.

          Response: The disclosure language under the section “Our Manager is entitled to 100% of the distributable cash of the Company on a monthly basis.”, has been been added on the cover page.

ii.	PROSPECTUS SUMMARY.

2.       Comment: We acknowledge your response to prior comment 5, and note your revised disclosures that you may prepay certain Notes over others based on negotiated terms, and that certain notes may have terms or conditions that make them more advantageous to prepay earlier. Please provide expanded disclosure of what you mean by “negotiated terms” in this context. It is unclear, for example, if you contemplate changing the terms of some of the Notes at some future time. In this regard, we note your disclosure in response to prior comment 9, which appears to allow individual Noteholders to modify the terms of their Notes. To the extent you intend to offer notes on different terms or change the terms of these Notes being offered, please tell us your consideration of whether such offer or amendment of any notes to provide for different terms would constitute a delayed offering of securities under Securities Act Rule 251(d)(3). If you intend to offer separate series or classes of notes with different terms, please revise to clearly describe the terms of each series or class.

Re: Response Letter
August 30, 2024

          Response: To address your request for expanded disclosure regarding the term “negotiated terms,” the following clarification has been added:

Clarification of “Negotiated Terms”:

The term “negotiated terms” refers to specific agreements or conditions that are established with individual Noteholders at the time of issuance of the Notes. These terms may include, but are not limited to, interest rates, repayment schedules, and prepayment penalties, which could vary from one Note to another. Such terms are finalized during the initial negotiation between the Company and the Noteholder and shall remain consistent throughout the life of the Note. The Company does not anticipate modifying these terms prior to issuance unless mutually agreed upon by both parties.

Furthermore, the Company shall not make any changes to the terms of the Notes after they have been issued, nor shall it alter the conditions of the Notes at any future time. The original terms of each Note, as agreed upon at the time of issuance, will remain in force throughout the life of the Note.

Consideration under Securities Act Rule 251(d)(3):

The Company confirms that any modifications to the terms of the Notes occur only prior to issuance and not after. Therefore, such modifications are not considered a delayed offering of securities under Securities Act Rule 251(d)(3).

Reasoning: Securities Act Rule 251(d)(3) pertains to the conditions under which continuous or delayed offerings of securities can occur, generally addressing situations where an issuer may make ongoing or delayed offerings of securities beyond the initial registration.

In this case, the Company only negotiates and finalizes the terms of the Notes before they are issued. This means that all terms are established and agreed upon prior to the issuance of any Notes. Since no terms are altered post-issuance and no ongoing or delayed issuance of securities occurs beyond what was initially planned and disclosed, the Company’s actions do not fall under the definition of a delayed offering. The key points here are as follows:

●	Pre-Issuance Negotiation: The terms of each Note are finalized through negotiation before issuance. Once issued, the terms remain fixed and unaltered. This ensures that each Note’s conditions are established in advance and remain consistent, avoiding any subsequent changes that could be seen as part of a delayed offering.

●	No Post-Issuance Modifications: The Company does not amend or modify the terms of the Notes after they are issued. This adherence to fixed terms post-issuance eliminates any possibility of treating the offering as a delayed offering under the rule.

●	Amendments Prior to Issuance: If the Company changes any terms of the Notes prior to issuance, it will update the Offering Circular and Promissory Notes accordingly. Such amendments will be submitted to the SEC for review to ensure compliance with securities regulations. This process ensures that all terms are accurately disclosed and reviewed prior to finalizing the issuance of the Notes.

●	No Separate Series or Classes of Notes: The Company does not intend to offer separate series or classes of Notes with different terms of the same underlying real property investment. Any potential variations in terms will be disclosed in the Offering Circular before issuance, ensuring that all investors are fully informed of the specific terms and conditions before making an investment. This approach maintains transparency and ensures compliance with regulatory requirements.

By adhering to the practice of finalizing terms before issuance and avoiding modifications thereafter, the Company remains compliant with Rule 251(d)(3), which does not view this approach as a delayed offering.

Re: Response Letter
August 30, 2024

3.       Comment: Please revise your disclosure to ensure it addresses the substance of your response to each element of prior comment 6 including, for example, when you will repay Notes on a pro rata basis. Also, as you state in your response, please revise to clearly explain that you will file post-qualification amendments to update investors on the status of the repayment demands, including in situations where there is a rush of repayment demands. In addition, to the extent you may file offering supplements rather than post-qualification amendments, please revise to clearly disclose the possibility, and explain that you will assess whether a post-qualification amendment or offering supplement would be filed depending on your assessment of the materiality of the information, or advise. Finally, clearly reconcile your statements that you will repay the Notes on a pro rata basis with your statements elsewhere that you will repay Notes on a first-come, first-served basis.

          Response: The following language has been included in the section “Prospectus Summary”: The Company will update investors on all Noteholder Repayment Demand requests through its annual post-qualification amendment filings. In the event of a significant increase in Repayment Demands coupled with insufficient funds to fulfill all requests, the Company will file a post-qualification amendment to notify current investors of the situation and the Company’s response, ensuring that investors are kept informed with the most current and relevant information. This approach promotes transparency and keeps investors apprised of the Company’s financial status and liquidity.

In the event of a surge in repayment demands that surpasses available funds, the Company will adopt several protective measures. Repayment demands will be addressed on a first-come, first-served basis, as outlined in the offering circular, thereby prioritizing earlier demands. Should funds be unavailable at the time of demand, the Company will promptly inform the affected Noteholders of the delay, including details on when funds are expected to become available. This communication is crucial for maintaining trust and effectively managing investor expectations.

For situations where repayments can only be partial, the Company will keep detailed records of each repayment demand and the corresponding repayments made. Noteholders will receive statements reflecting any partial repayments and the updated principal balance of their Notes. These statements will be sent via first-class mail or email to the Noteholder’s last known address on record, ensuring that Noteholders are fully informed about the status of their investments and repayments.

In cases where a single Noteholder’s repayment demand exceeds the available funds, the Company reserves the right to repay on a first-come, first-served basis. Additionally, the Company may prioritize the repayment of certain Notes over others, considering factors such as cash availability, business operations, negotiated terms, and regulatory compliance. These factors are carefully assessed to ensure that repayment decisions align with the Company’s strategic financial management and business needs.

The Company will provide Noteholders with at least Thirty (30) days’ prior written notice via first-class mail or email for any prepayment. This notice will specify the principal amount to be repaid, the Partial Repayment Date or Full Repayment Date (as applicable), and the updated principal balance. The Company will also maintain regular communication regarding any delays and expected timelines. By providing timely updates through direct investor notices and maintaining clear communication, the Company aims to protect investors’ interests while effectively managing its financial and operational requirements.

Additionally, the Company will file post-qualification amendments to update investors on the status of repayment demands, including during periods of increased demand. In certain instances, the Company may choose to file offering supplements instead of post-qualification amendments. The decision to file a post-qualification amendment or an offering supplement will be based on the materiality of the information, which the Company will assess carefully to ensure appropriate investor disclosure.

Re: Response Letter
August 30, 2024

iii.	SUMMARY OF NOTES.

4.       Comment: We note your revised disclosures in response to prior comment 8. Given that it appears that you are essentially withholding interest on the Notes, which do not have a maturity date, without further consideration for the Noteholder, it remains unclear why you reference this action as a reinvestment option. Please revise accordingly, or advise.

          Response: The section previously titled “Reinvestment Option” in the Offering Circular and Promissory Note has been renamed and revised to “Option to Defer Distributions of Interest Payments” to address the SEC’s concern regarding its characterization as a “reinvestment option.” Under this revised option, deferred interest will be added to the principal balance, and interest will accrue on this new principale balance at the current Interest Rate of the Note. This option does not involve issuing additional Notes to the Noteholder; rather, the Company will use the deferred interest in its business and lending activities as outlined herein. Deferred interest payments will accumulate from the Date of Advance until the Full Repayment Date. This approach may enhance the value of the Company’s activities, in which the Noteholder indirectly participates, while also increasing the outstanding principal balance and interest payments due to the Noteholder..

The updated language clarifies that the Noteholder’s principal is increased by the amount of interest deferred, explaining why no additional consideration is provided beyond the increase to the outstanding principal balance due and interest payments due to the Noteholder. The updated language is as follows:

“ Under the option to defer distributions of interest payments, a Noteholder may elect to defer its interest payments, in which case the Company will defer 100% of the interest that would otherwise be payable to the Noteholder. The deferred interest will be added to the principal balance due, and interest will accrue on this new principle balance at the current Interest Rate of the Note. This option does not involve issuing additional Notes to the Noteholder; rather, the Company will utilize the deferred interest in its business and lending activities as described herein. The deferred interest payments under this option will accumulate starting from the Date of Advance until the Full Repayment Date.”

In addition, Section 2.6 of the form of Promissory Note has been updated to reflect these changes.

“At the issuance of the Note, the Lender may elect to defer his, her, or its interest payments. Under this election, the Borrower will defer One Hundred Percent (100%) of the interest payable and deferred interest will be added to the principal balance due to the Lender, and interest will accrue on this new principle balance at the current Interest Rate of the Note. This option does not involve issuing additional Notes to the Lender; rather, the Borrower will utilize the deferred interest in its business and lending activities as described herein. The deferred interest payments under this option will accumulate starting from the Date of Advance until the Full Repayment Date.”

This revision ensures that the deferred interest is clearly described as increasing the principal balance due and interest payments due to the Lender, in line with the Offering Circular’s updated language.

5.       Comment: We note your response to prior comment 2 and your statement on page 7 that your manager is entitled to 100% of your distributable cash. We also note your disclosure on page 51 to available cash distributions (profits), that “Cash Distributions are profits only,” and that you state it will be paid after interest and/or principal payment of the Notes. Please revise your disclosures to clearly explain how the distributable cash to the manager will be calculated, how you will calculate profits in this context, and the priority of payment between payments of fees and distributable cash to the manager and payments to the Noteholders (both with respect to interest payments and any repayments). For example, revise to clarify whether your profits will be determined based on your net income in your financial statements or otherwise.

Re: Response Letter
August 30, 2024

          Response: The cover page disclosure language has been updated as follows: “Our Manager is entitled to 100% of the distributable cash (profits) of the Company. Profits herein refer to the available cash distributions calculated based on the Company’s net income as reported in its financial statements, after accounting for interest and/or principal payments on the Notes, as well as other expenses and costs that the Company may incur. The priority of payments will be as follows: first, interest and principal payments to the Noteholders; second, payment of fees and other expenses; and finally, the distribution of any remaining profits to the Manager. The total amount of profit that the Manager may receive cannot be determined at this time due to the variable nature of these factors, and such payments may be made on a monthly basis.The Manager may be paid this monthly. Since all of our distributable cash, with the exception of a minimal amount of retained earnings, will be distributed to our Manager, there may be instances where we may not have enough cash to make interest payments and/or repay Notes following receipt of Repayment Demand request. The Company’s ability to make interest payments and repay Notes depends on the availability of cash in a liquid account. The Company’s business involves making loans, which are not liquid assets. If sufficient funds are not available in a liquid account because they are tied up in loans, the Company will need to wait until funds become available, either from interest collected on loans or from loans being paid off in full.

Although our Notes have a continuous term, Noteholders do have a right to elect to make Repayment Demand any time after 1-month with at least 90 days written notice and subject to availability of cash on hand. There is no sinking provision to honor such Repayment Demands and no guarantee, since we lack liquidity, that Repayment Demands will be honored. In cases where sufficient funds are not immediately available, the Company will communicate with the affected Noteholders regarding the status of their interest payments and Repayment Demands. The Company will provide information on the expected duration of the delay in interest payments, repayment of Notes, and the anticipated timeline for when funds may become available. Noteholders should understand that these estimates are subject to change based on the actual performance and repayment schedules of the underlying loans. Repayment Demands will occur on a first-come, first-served basis. Such Repayment Demands will not be subject to any penalty.”

In addition, the chart in section “Certain Relationships and Related Party Transactions” of the Offering Circular, P. 61, has been updated as follows: “The Manager, as equity holder of the Company, shall receive fee of 100% of the available cash distributions (profits). Profits herein refer to the available cash distributions calculated based on the Company’s net income after accounting for interest and/or principal payments on the Notes, as well as other expenses and costs that the Company may incur. Payments will be prioritized as follows: first, interest and principal payments to Noteholders; second, payment of fees and other expenses; and finally, the distribution of any remaining profits to the Manager. The total amount of profit that the Manager may receive cannot be determined at this time. This may be paid monthly.”

6.       Comment: We note your revisions in response to prior comment 10 and that in the event of an uncured Event of Default, you may assign the income stream secured by assets you designate. Please revise your disclosures to further describe the “Certain Assets” and the terms of any such income stream. Please also explain to us whether allocating income from other assets would be considered to be a material amendment to the terms of the Notes or represent the issuance of a new security, and further explain why such an income stream would not cause your securities to no longer be considered “eligible securities” as defined in Rule 261(c).

Re: Response Letter
August 30, 2024

          Response: Allocating income from other assets is not anticipated to constitute a material amendment to the terms of the Notes, nor does it represent the issuance of a new security. The Company retains the authority to designate specific assets to secure the income stream; this action does not modify the fundamental terms of the Notes nor does it create a new security.

Since the income stream originates from assets that remain within the Company’s portfolio, such designation does not alter the inherent nature of the Notes or their classification as “eligible securities” under Rule 261(c).

The Company’s process for selecting assets to secure the income stream is meticulously designed to ensure adherence to all applicable securities regulations. This process is intended to prevent any reclassification of the securities that could impact their eligibility status. Therefore, the allocation of income from other assets does not affect the terms of the Notes or their status as eligible securities.

Lastly, section “Events of Default; Assignment of Income Stream; Cure” of Offering Circular has been revised to further describe the “Certain Assets” and the terms of any such income stream as follows:

Events of Default; Assignment of Income Stream; Cure

An event of default (“Event of Default”) shall occur upon: (a) the Company’s failure to make Three (3) consecutive payments due under a Note when due and payable, upon receipt of written notice from the Noteholder of such failure, (b) any breach of any other material covenant or obligation in the Note, or (c) the occurrence of events specified below (See “Due-on-Sale, Transfer, or Insolvency”). Upon the occurrence of an Event of Default that remains uncured after written notice from the Noteholder to the Company, the Noteholder may, at its option, declare the Note (including, without limitation, all accrued interest) due and payable immediately. Additionally, if an Event of Default occurs and remains uncured, the Company may, at its sole option, assign the income stream of assets owned by the Company (“Certain Assets”) directly to the Noteholder in lieu of payment in full.

In the event of an uncured Event of Default, the Company may assign the income stream of Certain Assets directly to the Noteholder. “Certain Assets” shall mean assets designated by the Company that are expected to generate a reliable and ongoing income stream. Such assets may include, but are not limited to, real estate properties, rental agreements, or other revenue-generating investments. The Company will assess these assets based on their ability to produce consistent income and their value to ensure that they are suitable for assignment to the Noteholder.

The income stream from Certain Assets shall be defined as the net cash flow or revenue generated by these assets after deducting all associated costs and expenses. This includes rental income from real estate, interest or dividend payments from investments, and any other recurring revenue. The Company shall provide a detailed description of the nature and value of the Certain Assets and the terms of the income stream to investors. This disclosure will include an explanation of how the income is calculated, any potential fluctuations, and how the assignment of these assets might impact the overall investment.

Upon the occurrence of any Event of Default, the Company shall have Thirty (30) days from the date of written notice from the Noteholder to cure such Event of Default. If the nature of the Event of Default reasonably requires more than Thirty (30) days to cure, the Company shall initiate reasonable steps within Thirty (30) days of the Noteholder’s notice to produce a cure.

iv.	SIGNATURE PAGE.

7.              Comment: Refer to prior comment 12. It appears you may have inadvertently deleted your original lead-in sentence, “This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.” Please revise accordingly, and also update the date of the signature page, which is currently dated August 31, 2023.

Re: Response Letter
August 30, 2024

          Response: The signature page has been updated to indicate the capacities in which each officer is signing under the heading - “This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.”

Very truly yours,

GERACI LAW FIRM

/s Saher Hamideh

Saher Hamideh
s.hamideh@geracillp.com
(949) 379-2600

Enclosures